

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Jian Wang
Chairman of the Board (Class II)
Lion Group Holding Ltd
Unit A-C, 33/F
Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay Hong Kong

>   **Re: Lion Group Holding Ltd**
>   **Form 20-F filed March 31, 2021**
>   **Form 20-F filed April 22, 2022**
>   **Response dated October 7, 2021**
>   **File No. 001-39301**

Dear Mr. Wang:

We have reviewed your October 7, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Form 20-F filed April 22, 2022

Part I., page 1

1. We note on page F-11 that in May 2021 you formed and have a 100% equity ownership in Lion Group (Hangzhou) Investment Limited which is domiciled in China. Please address the following:

    • Tell us in detail and revise future filings to clarify the specific PRC laws or regulations that allow for your direct investment in this Chinese entity and clarify the type of operations of this entity;

- Tell us how you considered if you were required to use contractual agreements with a variable interest entity related to this Chinese entity; and
- In future filings please revise your disclosure throughout your filing to provide specific and prominent disclosure about any incremental risks from your investment in this or other China-based companies.

Please see Sample Letter to China-Based Companies on SEC.gov for a discussion of the risks associated with investing in China-based companies and related disclosure considerations.

The PRC government may intervene or influence our business operations at anytime..., page 34

2. Please revise future filings to disclose how you determined that you are not subject to pre-approval requirements of CAC or CSRC. If you relied on the advice of counsel in making this determination, please identify counsel and file their consent. If you did not consult counsel in making these determinations, please explain why you did not obtain the advice of counsel. Also, if true, disclose that your determination is based on a risk-based analysis; and include a related risk factor disclosure.

CFD Trading Services, page 62

3. Noting the disclosure in Note 12 on page F-28 that you did not have any unrealized gain or losses from open CFD positions at December 31, 2021, please tell us and revise future filings to discuss why there is no unrealized amount recognized at period end and clarify where realized gains and losses are recognized and presented at period end. For example, please clarify if CFD's are exchange-traded or OTC and the settlement structure if relevant to understanding the impact on your balance sheet or risk related to these trades.

TRS Trading Business, page 64

4. Please revise future filings to include a diagram that illustrates your TRS trading business and enhance your disclosure to explain the different TRS trading activities including how revenue is generated, similar to the disclosure you provide for CFD transactions on pages 62 through 64. Also clarify if you serve as a broker or as a counterparty in TRS trades, if they are exchange traded or OTC, and clarify how any TRS positions held at period end are recognized in your balance sheet. Also, clarify the settlement structure if relevant to understanding the impact on your balance sheet or risk related to these trades. Please include a draft of your proposed disclosures in your response.

5. Please tell us and revise future filings to further explain what "A-Share" and "Hong Kong stock basket" represent.

Item 5. Operating and Financial Review and Prospects, page 85

6. Please revise your Operating and Financial Review and Prospects section in future filings to include a discussion of your financial condition and changes in financial condition for

each of the periods presented. Refer to Item 5 of Form 20-F for guidance. Please include a draft of your proposed disclosures for the periods presented in your response.

Revenue - Trading gains/losses, page 92

7.   Please tell us and revise future filings to disclose the trading gain (loss) related (i) your managed flow portfolio trading positions where you act as counterparty to your clients' trades from your CFD trading services, (ii) your dealing bid/offer spreads on your clients' CFD transactions, and (iii) trading gains/(losses) from your proprietary TRS trading activities on your own accounts for each period presented.

Note 12 - Derivatives, page F-28

8.   Please revise future filings to include the information required by ASC 815-10-50-4F or -4CC, as applicable or tell us why you believe you have met the disclosure requirement. Please also see guidance in ASC 815-10-55-182 through -184.

 You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance